

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 9, 2009

Mr. Thomas E. Gay III
Chief Financial Officer
Sigma Designs, Inc.
1778 McCarthy Blvd.
Milpitas, California 95035

>   **Re: Sigma Designs, Inc.**
>   **Form 10-K for the fiscal year ended February 2, 2008**
>   **File No. 1-32207**

Dear Mr. Gay:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief